FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Results for the three months ended September 30, 2003

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
      N/A

2003 Quarter 3 Update

Abbey
2003 Quarter Three Trading Statement

This statement provides a summary of business and financial trends up to 30th September, and is released ahead of a conference call with analysts at 9:30 this morning. A replay facility of the conference call will be available from midday.

Unless otherwise stated, the statement relates to the 3 months to end September, compared to a pro-rata equivalent of first half 2003 earnings.

Abbey is on track in its 3 year change programme. Much has been accomplished in just 8 months, though substantial execution risk still remains. In September, we relaunched our core personal financial services (PFS) business, announcing a range of product, service and communication changes. These form part of a radical shift in how we intend to think about and treat customers. They mark the visible start of actions aimed at capturing the revenue growth opportunity that Abbey’s under-leveraged potential presents. In the Portfolio Business Unit, we continue to make good progress, with the assets expected to be substantially removed by the end of 2004, a year ahead of the original schedule.

Financial highlights from today’s statement include:

•	third quarter trading profit before tax for the ongoing PFS businesses around 15% below the pro-rata first half 2003 due to a reduction in income and the impact of expense phasing, both as expected. Income was weaker (as flagged at the Interims) principally in Treasury Services (which reported unusually strong performance in half one) but also in Banking and Savings (from narrowing of the mortgage and savings spread). Costs were also ahead of the first half run-rate but below the second half run rate in 2002, reflecting cost programme benefits;

•	a further marked reduction in Portfolio Business Unit (PBU) assets to £20 billion at end September, some 67% lower than December 2002. The 22% reduction since the interim stage reflects significant sales of both debt securities and loans, but excludes the sale of the Italian business, which should complete in the next 3 months. Exit costs continue to be better than originally anticipated. The ‘mark to market’ disclosures for wholesale bond and loan portfolios updated herein show that our loss expectations have improved in those portfolios by some £100 million since the interims;

•	strong net mortgage lending of £6.5 billion year to date, up 55% on the same point last year, and equivalent to an estimated net lending market share of 9.4%, and an estimated 10.7% share of gross lending;

•	new business levels across other product lines remain consistent with first half performance – while below our future aspirations, these are satisfactory given the current demands of the change programme on front line staff; and

•	PFS credit quality remains strong, with some further improvement since the interim stage.

At this point in its restructuring programme, Abbey is prioritising fundamental change and improvement, with consequent lower visibility of quarterly earnings trends. Subject to this caveat, Abbey is anticipating the fourth quarter PFS trading result to be modestly weaker than the third quarter, reflecting:

•	an increase in costs, largely marketing and other activity to support the business relaunch. Nevertheless, for the full year, we expect to contain trading expenses to around the comparable 2002 level. This means that cost programme benefits (which remain on track) should now largely offset business relaunch costs, as well as inflation and increased pension costs previously flagged; and

•	it is possible that revenues will decline a little more from third quarter levels reflecting the full impact of the spread narrowing in mortgages and savings (full year spread expected to be around 1.54%), with the fourth quarter expected to be slow for Treasury Services.

The momentum of change established early in the year has been sustained through the third quarter, including:

•	re-launching the business, announcing a radical shift in how we mean to treat our customers with the aim of turning banking on its head – including simplifying the product range, reducing the number of brands, launching a new catalogue presenting the full range of services and beginning the re-write of all customer letters in a friendlier style with no jargon;

•	the launch of innovative new products including Wrap through intermediaries and Multi-Manager;

•	launch of the outreach programme ahead of schedule, with a 60 strong team now in place and making over 30,000 proactive customer calls per week with capacity due to increase before the year end;

•	the appointment of Tony Wyatt as Customer Operations Director, completing the Executive Director team, and the completion of the review of the next layer of management, with substantive changes made and additional recruitment well progressed (including new heads of advertising, general insurance, risk and compliance);

•	progress made on offshoring and onshore consolidation plans, including a pilot to move data input processing on protection products to Bangalore from Glasgow and Edinburgh; and

•	continuing progress towards exceeding £200 million gross annualised cost savings, with third quarter cost savings of £36 million included in the profit guidance above.

The priorities for the remaining part of 2003 include:

•	developing our plans for delivering revenue growth in 2004 and 2005;

•	further progress toward improving, simplifying and removing inconsistencies in other accounts and services, and completing the re-write of all customer letters;

•	progressing and intensifying cost programme initiatives; and

•	continuing progress in IT rollouts and recruitment and training of customer facing staff.

The short-term impact of organisational change, system rollouts, staff training and related initiatives, whilst representing essential actions for future growth, will remain a drag on performance through the first half in 2004. The full year results presentation will provide more guidance on our priorities and plans to deliver revenue growth, related reinvestment costs and updated cost saving targets.

Personal Financial Services – Financial Update

PFS trading profit before tax for the 3 months to the end of September was around 15% below a pro-rata equivalent of first half earnings.

By product line, the main highlights include:

•	Banking & Savings trading profit before tax down around 7% versus the first half run-rate, with fourth quarter profit expected to be adversely affected by higher costs from the business relaunch with some continued revenue impact from spread changes (see below);

•	earnings from the Life businesses running at similar levels to the first half, and continuing to represent the majority of the year on year PFS decline. Second half experience variances, if any, will be assessed at the year end as usual, though a continuation of certain negatives reported in half one is likely;

•	a modest improvement in General Insurance trading profit before tax in the third quarter, although the second half result is unlikely to exceed the equivalent 2002 level;

•	Treasury Services profit before tax around 40% lower than the exceptionally strong first half run-rate, and likely to deliver a full year result broadly comparable with that of 2002; and

•	charges in Group infrastructure slightly higher than those reported in the first half, and substantially below 2002.

By profit & loss line, the main highlights include:

•	a slight reduction in trading income, with an increase in non-interest income offset by lower net interest income in Treasury Services and to a lesser extent Banking & Savings;

•	the retail banking spread is expected to be around 1.54% for the full year (first half of 1.61%). This reflects the re-alignment of SVR pricing over the last 12 months, as well as improved gross lending combined with higher redemption levels. This changes the mix of the overall book, albeit the SVR asset has remained relatively static in the third quarter, and now represents circa 20% of the total mortgage asset. Funding lending growth creates pressure on deposit margins. This has also been impacted by base rate falls in the first half. This growth is being funded from wholesale and more expensive retail funding sources resulting in a higher cost of marginal funding, compounded by the widening of the LIBOR differential to base rates as market expectations have shifted towards a possible rate rise;

•	costs on a trading basis were ahead of the first half run-rate, and incorporated £36 million of savings from the cost programme, up 57% on the first half run rate. As referred to in the summary, fourth quarter costs are expected to increase due primarily to marketing and other activity around the business relaunch. Other cost increases in the second half principally relate to phasing of higher pension accruals and ongoing project spend previously capitalised; and

•	further improvements in credit quality across all products, with 3 month plus mortgage arrears cases falling to 9,971, 32% lower than the same point in 2002 and a reduction of 10% since the interim stage.

Mortgage credit quality	Sep 2003	Jun 2003	Dec 2002
3 month+ mortgage arrears (cases)	9,971	11,100	13,500
Properties in Possession (cases)	411	414	419
New Business:
- % First Time Buyers	17%	16%	18%
- LTV > 90%	9%	9%	14%
- Average LTV (on new business)	57%	56%	61%

As reported at the interim stage, the trading profit guidance above excludes ‘one-off’ charges. Amongst other things, these will reflect investment variances in the life funds and current period restructuring costs (which are expected to be higher in the second half as more expensive restructuring activities are undertaken). There remains material risk of additional life company charges and / or capital requirements during the next 15 months particularly as the impact of emerging regulatory standards and any changes in lapse data becomes clearer.

Personal Financial Services – New Business Update

	9 months to Sep 2003	9 months to Sep 2002	6 months to Jun 2003
Banking & Savings
Gross mortgage lending	£20.9bn	£15.1bn	£12.9bn
Mortgage capital repayments	£14.4bn	£10.9bn	£9.1bn
Net mortgage lending	£6.5bn	£4.2bn	£3.8bn
Market share - gross mortgage lending (estimated)	10.7%	9.6%	10.6%
Market share - net mortgage lending (estimated)	9.4%	7.4%	9.1%
Total net deposit flows	£1.0bn	£0.6bn	£1.5bn
Bank account openings	316,000	341,000	206,000
Credit card openings	205,000	207,000	151,000
Gross unsecured personal lending	£1.3bn	£1.1bn	£0.8bn
Investment Sales
New business premiums - excluding with profits	£1,044m	£1,610m	£694m
New business premiums - with profits (1)	£65m	£192m	£43m
Annualised equivalent - excluding with profits	£141m	£225m	£95m
Insurance Sales
Protection - annualised equivalent	£91m	£85m	£61m
General Insurance new policy sales	373,000	413,000	257,000

(1)     Includes sale of Prudential Bond for which only commission is earned, totalling £63 million in the 9 months to September 2003.

New business highlights for the 9 months to September include:

•	gross mortgage lending of £20.9 billion (Sep 2002: £15.1 billion) up 38%, with capital repayments at £14.4 billion also significantly higher than the same period in 2002. Overall, net lending market share was estimated at 9.4%, with net lending up significantly to £6.5 billion (Sep 2002: £4.2 billion). The second half of the year is expected to be the third consecutive 6 month period of 10% plus gross lending market share, demonstrating Abbey’s increased presence in this market without relaxing lending criteria and with mortgage new business margins relatively stable;

•	deposit outflows in the quarter, in part as a result of re-pricing the Abbey business range and increased bond maturities in the period;

•	strong bank account openings, particularly in the Abbey brand, with good account balance growth, and although lower, credit card openings still over 50,000 in the quarter;

•	investment sales at similar levels to those reported at the interim stage, largely reflecting market trends in the personal sector and absence of new product launches. However, the run-rate of sales of the Flexible Investment Bond has increased in the third quarter, and protection sales remain strong; and

•	general insurance sales broadly in line with first half performance, but down on the same period last year as a result of lower motor volumes through direct response, and an increased proportion of introduced mortgage business resulting in lower cross sales at point of sale.

Portfolio Business Unit

	Sep 03 Assets £ bn	Jun 03 Assets £ bn	Dec 02 Assets £ bn
Debt securities	3.1	6.9	32.3
Loan portfolio	3.4	5.0	8.4
Leasing businesses	5.4	5.6	5.7
Private Equity	0.5	0.6	0.8
Other	0.0	0.3	1.4

Wholesale Banking exit portfolios	12.4	18.4	48.6
First National	2.7	3.0	8.0
European Banking and other (1)	4.9	4.3	3.4

Total PBU assets	20.0	25.7	60.0

(1)     Includes c. £3bn related to our Italian business, the sale of which is expected to complete in the next 3 months

PBU assets have been reduced by £5.7 billion, or 22%, since the interim stage, with a similar percentage reduction in risk weighted assets of £3.9 billion. In addition, we reached an agreement for the sale of the Italian mortgage business (£3.0 billion of assets) in September. Overall, PBU assets of £20.0 billion are now 67% lower than the start of the year, with a corresponding reduction in risk weighted assets of 58% to £13.8 billion.

In the third quarter, losses attributable to the sale of wholesale assets have been better than implied by the unrealised mark to market (MTM) deficits disclosed at the interim stage. The MTM reduction in the third quarter (set out below), results from realised losses and an underlying reduction in loss estimates (the latter in the region of £100 million) both due to slightly better market conditions as well as successful execution of asset sales. Other revenues, expenses and provision charges for the PBU are in line with our expectations.

Fourth quarter disposal progress is expected to continue consistent with the revised PBU timetable. Aside from disposal and restructuring costs incurred, decisions on provisioning (general and specific) which impact the timing of P&L loss recognition, will primarily be made in the fourth quarter. Dependant on such decisions, the Group statutory results for 2003 as a whole may well show a loss.

Wholesale Bank

Unrealised mark to market deficits	As at Sep 2003 £ m	As at Jun 2003 £ m	As at Dec 2002 £ m
Loan portfolio	(290)	(394)	(491)
Debt securities	(82)	(180)	(664)

Total deficit	(372)	(574)	(1,155)

Asset portfolios not included in the above:
	assets net of provisions £bn

Finance & other operating leasing	2.9
Porterbrook	2.0
IEM and other aircraft leasing	0.5
Private Equity	0.5

Whilst good progress has already been made, meaningful risk exposures and unrealised MTM deficits on certain portfolios remain.

Credit Exposure	Sep 03 £ bn	Jun 03 £ bn	Dec 02 £ bn
AAA	2.8	4.6	15.5
AA	2.6	3.0	7.4
A	1.6	3.6	13.6
BBB	1.9	2.8	8.5

Total investment grade	8.9	14.0	45.0
BB and B	1.2	1.2	2.2
CCC	0.6	0.5	0.6

Total sub investment grade	1.8	1.7	2.8

The sub-investment grade exposures were reduced by 24% in the third quarter, with sales of around £0.4 billion. However, £0.5 billion of internal downgrades offset these sales, but reflect previous periods’ credit impairment already captured in the mark to market assessments, rather than further asset impairment.

In the third quarter, total aircraft exposures (including leasing and ABS exposures net of provisions) have been reduced by a further £207 million, and exposure to US and UK power projects by £126 million.

Other PBU businesses

Subject to approval by the Bank of Italy, the sale of our Italian mortgage business is expected to complete in the next 3 months for a cash premium of up to £46 million, equivalent to a premium of approximately 50% to regulatory net assets.

Capital

The equity tier 1 ratio has continued to improve since the interim stage, and whilst expected to fall somewhat by the year end as a result of the broadly one third / two thirds anticipated split of dividend payment, will remain significantly above the December 2002 level.

The redemption of $200 million preference capital in July is expected to reduce second half preference dividends by around £4 million, with exchange rate movements further benefiting the charges.

Subject to market conditions, we remain confident of a meaningful capital release from the PBU wind-down. The extent to which capital retention in the PFS business is required will be influenced significantly by Basel II, International Accounting Standards and related regulatory and accounting changes currently being developed industry-wide.

The probable timeframe for clarification on the accounting and regulatory issues, as well as the extent of PBU capital release, still remains 2005. In a similar timeframe, the path of improvement in PFS cashflows and the extent of the PFS investment opportunities should also be more visible.

Luqman Arnold, CEO, said:

“2003 is about putting the foundations in place that will position Abbey as a strong and credible competitor in the market, and help pave the way to a return to growth in the second half of 2004. We are 8 months through our 3 year change programme – and we are on track.

We have done everything we said we would do at our Interim results in July. We have re-launched the business, signalling our intent to deliver a truly different banking experience for our customers. We have launched a range of innovative investment services – setting the pace in the market for the first time in many years. And we have continued to make many changes behind the scenes, increasing the cost savings we have secured, overhauling our telecommunications and IT capability, and focusing on recruitment and training of front line staff.

The scale of the changes we are implementing does bring with it execution risk, and will, as we predicted at the interim stage, have a short-term impact on business performance and service levels through the first half of 2004. These changes are essential to revitalise the franchise, and build a stronger position from which we can compete thereafter.

We remain convinced that we can rebuild value for our shareholders. In the PBU we are ahead of plan. In PFS our priority is to deliver a distinctive customer experience – turning banking on its head – and the recent business re-launch was the first step down this road.”

Future diary dates:
2003 Full Year Preliminary Results Announcement	26th February 2004
2003 AGM	22nd April 2004
2004 Interim Results	29th July 2004

Contacts
Thomas Coops	(Communications Director)	020 7756 5536
Jon Burgess	(Head of Investor Relations)	020 7756 4182
Matt Young	(Media Relations)	020 7756 4182

For more information contact: investor@abbey.com. The telephone number for the conference call replay facility is 01296 618 700 (pin 650473).

Important notice

This announcement should be read in conjunction with the Interim Results release for the half year ended June 30th 2003, released on 30th July 2003.

This document contains certain “forward-looking statements” with respect to certain of Abbey National plc’s (‘Abbey’) plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey’s forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: November 3, 2003
By /s/ Jonathan Burgess Head of Investor Relations